SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
5/26/20


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
8,420

8. SHARED VOTING POWER
199,794

9. SOLE DISPOSITIVE POWER
8,420
_______________________________________________________

10. SHARED DISPOSITIVE POWER
199,794


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
208,214 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.46%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
8,420

8. SHARED VOTING POWER
301,495

9. SOLE DISPOSITIVE POWER
8,420
_______________________________________________________

10. SHARED DISPOSITIVE POWER
301,495


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
309,915 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.64%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
8,420

8. SHARED VOTING POWER
301,495

9. SOLE DISPOSITIVE POWER
8,420
_______________________________________________________

10. SHARED DISPOSITIVE POWER
301,495


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
309,915 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.64%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Western Asset Variable Rate Strat Fund ("GFY" or the "Issuer").

The principal executive offices of GFY are located at

620 Eigth Ave 49th FL
New York, NY 10019


Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, and Andrew Dakos.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein and Dakos are members of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein and Dakos is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of Mr. Goldstein and clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
See exhibit B - Letter to GFY shareholders.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on May 26, 2020, there were 4,668,407 shares of common stock outstanding as of March 31, 2020. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLC, a registered investment advisor.
As of May 26, 2020 Bulldog Investors, LLC is deemed to be the beneficial owner of 208,214 shares of GFY (representing 4.46% of GFY's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 208,214 shares of GFY include 8,420 shares (representing 0.18% of GFY's outstanding shares) that are beneficially owned by Mr. Goldstein.
All other shares included in the aforementioned 208,214 shares of GFY beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 199,794 shares (representing 4.28% of GFY's outstanding shares).

As of May 26, 2020, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 309,915 shares of GFY (representing 6.64% of GFY's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLC has sole power to dispose of and vote 8,420 shares. Bulldog Investors, LLC has shared power to dispose of and vote 199,794 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of GFY's shares) share this power with Bulldog Investors, LLC. Messrs.Goldstein and Dakos are members of Bulldog Investors, LLC.


c) During the past 60 days the following shares of GFY were traded.

Date			Shares		 Price
5/26/2020		1,329		 14.8200
5/22/2020		3,000		 14.6500
5/14'/2020		2,132		 14.5700
5/14/2020		206		 14.5800
5/13/2020		627		 14.6000
5/12/2020		95		 14.6800
5/8/2020		42,701		 14.7500
5/7/2020		180		 14.7942
5/6/2020		9,100		 14.8381
5/6/2020		10,000		 14.8000
5/5/2020		725		 14.7500
4/30/2020		1,430		 14.8500
4/29/2020		14,970		 14.8620
4/27/2020		436		 14.7600
4/24/2020		40		 14.7600
4/20/2020		6,297		 14.9697
4/20/2020		2,025		 14.9791
4/3/2020		6,800		 13.7501
4/2/2020		700		 13.8123
4/1/2020		17,307		 13.7093
3/31/2020		12,260		 13.4399
3/26/2020		2,306		 12.7924

04/09/2020		(4,200)		 14.9983


d) Clients of Bulldog Investors, LLC and an account managed by Messrs. Goldstein and Dakos are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A & B


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 5/27/20

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Agreement to Make Joint Filing

	Agreement made as of the 27st day of May, 2020, by and among Bulldog Investors, LLC, Phillip Goldstein and Andrew Dakos.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Western Asset Variable Rate Strat Fund (GFY), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of GFY;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By:   /s/ Andrew Dakos
	  Andrew Dakos, Member



Exhibit B:


   Bulldog Investors, LLC, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663
    (201) 881-7111 // Fax: (201) 556-0097 // pgoldstein@bulldoginvestors.com


						May 26, 2020

Dear Stockholder of Western Asset Variable Rate Strategic Fund Inc. (GFY):

As you know, Legg Mason, the investment manager of GFY, has agreed to be acquired by Franklin Resources for $50 per share, 23% higher than the price at which its stock closed the day before the deal was announced. You can be sure Legg Mason negotiated to get the highest price for its own stockholders.

MEANWHILE, THE SHARES OF GFY HAVE LONG TRADED AT A DISCOUNT TO THEIR NET ASSET VALUE (NAV).

We think it is only fair that the shareholders of GFY, like the shareholders of Legg Mason, should also have an opportunity to sell their shares at a price above the market price, i.e., at NAV. That is why we urge you to vote AGAINST the new management agreements with Legg Mason and its subsidiary, Western
Asset Management. A vote AGAINST the new agreements would send a message to the Board of Directors of GFY that shareholders like us are not human chattel and that we also want an opportunity to realize a price at or close to NAV for our shares, e.g., by converting GFY to an open-end fund or liquidating it.

IF YOU DON'T HAVE YOUR PROXY OR HAVE ANY QUESTIONS ABOUT HOW TO VOTE IT, PLEASE CALL INVESTORCOM AT 1-877-972-0090.

	 				        Very truly yours,

                                                /s/ Phillip Goldstein

						Phillip Goldstein
						Managing Member
					        Bulldog Investors, LLC


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